EXHIBIT 99.2

Management’s Discussion and Analysis
For The Three Months Ended
March 31, 2017

Management’s Discussion and Analysis

May 9, 2017

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at March 31, 2017, unless otherwise stated; (iii) all references to monetary amounts are to Canadian Dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US Dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements
This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended.  All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, potential economics and development options for Caspiche as set out in the amended preliminary economic analysis study released December 19, 2014, the timing of its drilling, exploration programs and exploration results, objectives of and the completion of various studies, potential to secure adequate quantities of water and power, permitting, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project, and the merits of the legal challenge to the easement over surface rights at Caspiche granted by the Chilean government.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, “objectives” or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the satisfaction or waiver of all applicable conditions to closing of the proposed transaction between Goldcorp Inc. (“Goldcorp”) and Exeter including, without limitation, receipt of all necessary shareholder, court, stock exchange, creditor and regulatory approvals; business integration risks; the effects of general economic conditions; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; drilling programs not meeting objectives; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals, uncertainty of the outcome of the legal challenge to the grant by the Chilean government of the easement over surface rights, uncertainty regarding the potential to secure adequate water, including water rights at Peñas Blancas, and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies.  Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  For the reasons set forth above, readers should not place undue reliance on forward-looking statements.  All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”).  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

First Quarter 2017

The Company continued its work on the Caspiche gold-copper project in the Maricunga region of Northern Chile in an effort to advance the project. Caspiche represents one of the largest mineral discoveries made in Chile in recent years. The unique characteristics of the deposit, with its surface oxide gold zone and higher grade gold-copper core, offer future mining opportunities that range from modest scale oxide heap leach gold production, to larger scale open pit/underground mining of the underlying gold-copper zone.

An amended preliminary economic assessment (“2014 PEA”) for Caspiche released on December 19th, 2014 (with an effective date of April 30, 2014) identified three new potential development options focused on lower throughputs and the higher grade core of the deposit.  All three required lower Capex and would use lower quantities of water to support mining operations compared to previous studies.  The 2014 PEA titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19th, 2014 prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. can be found at www.exeterresource.com or on SEDAR.

In January, Exeter announced that it had secured a second water source which will provide a timely development pathway to its Caspiche project. The Company signed an option agreement (the “Option”) with Cleanairtech Sudamerica SA to supply 50 litres per second of desalinated water. The intention of the Company is to use this water in construction, commissioning and operation of the first stage heap leach gold facility at Caspiche, subject to the outcome of a feasibility study.

In February, Exeter announced commencement of a drill program at Caspiche. The objective of this program is to improve the definition of the known oxide gold zone and other potentially leachable gold zones currently not included in the oxide gold heap leach mine plan, bringing confidence levels to feasibility standards.

On March 28, 2017, the Company announced that it had entered into a definitive agreement (the "Agreement") with Goldcorp, whereby Goldcorp will acquire all of the outstanding shares of Exeter under a plan of arrangement for consideration of 0.12 of a Goldcorp share for each Exeter share, which represented a value equivalent to $2.58 per Exeter share, based on the closing price of Goldcorp shares on the TSX on March 27, 2017, and a total consideration of $247 million.

Subsequent to March 31, 2017, on April 20, 2017, Exeter and Goldcorp announced that Goldcorp has formally commenced an offer (the “Offer”) to the shareholders of Exeter to acquire all of the issued and outstanding common shares of Exeter in exchange for common shares of Goldcorp. In connection with the Offer, Goldcorp and Exeter entered into an amended and restated support agreement made as of April 19, 2017, whereby, the parties amended and restated the Agreement dated March 28, 2017 in its entirety to provide for the acquisition by Goldcorp of all of the issued and outstanding Exeter shares. Exeter agreed to support the Offer. Refer to the “Proposed Transaction” section for more detail.

PROJECTS

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American.  Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011.  Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date the Company exercised its option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,750,000 paid to March 31, 2017) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (Eton), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploraciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights. The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired. An initial application for water rights has been lodged with the DGA however the application requires that Bienes Nacionales (“BBNN”), the government department responsible for managing state owned land, grants its approval for access to the land. It is uncertain what the timing for such approval might be or whether such approval will be secured.

Water option

On January 12, 2017, Exeter secured a second water source by entering into an option agreement (the “Option”) with Cleanairtech Sudamerica SA (“CAT”) to supply 50 l/s of desalinated water. This water source provides sufficient water for the potential development of the oxide zone at Caspiche. It is the Company’s intention to use this water in construction, commissioning and operation of the first stage heap leach gold facility at Caspiche, subject to the outcome of a feasibility study. The Option has an initial term of three years, and can be extended for an additional year. To maintain the Option over the four year period, Exeter will make escalating annual option payments totaling US$1,250,000 (US$150,000 paid to March 31, 2017).

Exeter can exercise the Option at any time and negotiate a water sales and purchase contract (the “Supply Contract”) with CAT, following which the Option payments will cease. The Supply Contract will be in line with existing sales and purchase contracts that CAT has with other customers, where water costs are based on a transparent model of fixed and variable costs. Once the Supply Contract has been signed, CAT must supply the agreed quantity of water to Exeter at Tierra Amarilla within 12 months.

Land easement

The Company has the following two agreements with the Chilean Government covering surface areas at the Caspiche project:

(i) a lease agreement for the surface rights that correspond to the initial mineral rights in the Caspiche area which was renewed for a further 10 year period at an annual rate of approximately US$40,000 during 2016 and;

(ii) a 25 year easement granted on June 10, 2013 covering most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. Pursuant to this agreement, the Company was required to make total payments of 158,876 Unidades de Fomento (UF)*, an equivalent of approximately US$6.5 million over a ten year period of which US$3.0 million was paid to December 31, 2016. In December 2016, the Company and the Chilean government negotiated a reduction in the area covered by the easement with a resulting reduction in the amount owing. Pursuant to revised agreement, the Company is required to make payments totalling 11,995 UF, an equivalent of approximately US$478,000 to maintain the easement of which US$59,000 has been paid to March 31, 2017. Seven annual payments of approximately US$59,000 each remain payable.

The Company’s Chilean subsidiary, Eton, has been served with a court claim challenging the Chilean Government’s grant of the easement. The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, SCM Cerro del Medio. Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits. SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”. A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

Results from Operations

The Company began 2017 with 88,660,253 common shares outstanding and ended the quarter with 90,005,253 common shares outstanding.  During the quarter ended March 31, 2017, the Company received proceeds of $721,600 and issued 1,345,000 common shares upon the exercise of options.

As at May 9, 2017 the Company had 92,722,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the first quarter ended March 31, 2017 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  The following selected information is taken from the Interim Financial Statements.

First Quarter Ended March 31, 2017

The Company ended its first quarter ended March 31, 2017 with $14.8 million in cash and cash equivalents, and incurred approximately $3.9 million in exploration expenditures during the period. Share-based compensation expense of $153,000 was incurred due to recognizing the expense associated with the vesting of certain stock options that were issued during the quarter and in previous years.

First Quarter Ended March 31, 2017 compared to the Fourth Quarter Ended December 31, 2016

At March 31, 2017, the Company had $14.8 million in cash and cash equivalents, $2.6 million less than the $17.4 million that was held at December 31, 2016. The decrease relates to the Company utilizing its cash resources to fund a drilling program in Caspiche, reinstatement of salaries and legal fees related to the Goldcorp agreement.

The Company currently has no revenue generating activities. Interest income of $33,000 was recognized in the first quarter 2017 compared to $43,000 in the fourth quarter 2016. The decrease in 2017 was due to less cash in treasury as it was utilized in funding project exploration and administrative activities.

Loss for the period ended March 31, 2017 was $5.5 million compared to $1.6 million in the fourth quarter of 2016.

Significant variances for expenses:

•
Legal and corporate transaction expenditures: $752,000 ($2,000 in 2016) – the amount in Q1 2017 is higher mainly due to a payment of $545,000 to obtain fairness opinions and higher legal costs both related to the Goldcorp agreement.

•
Mineral property exploration expenditures: $3.9 million ($1.1 million in 2016) – the increase in exploration costs for Q1 2017 was largely attributable to costs related the drilling program at Caspiche initiated in February 2017. Expenditures on drilling, engineering and geological, field camp, IVA tax, metallurgical, travel and wages were cumulatively higher by approximately $2.2 million. Additionally, also in Q1 2017 the Company made payments of approximately $332,000 and $200,000 for the advance royalty and water option respectively ($324,000 and $Nil in 2016, respectively).

•
Stock exchange listing and filing fees: $117,000 ($Nil in 2016) – the variance is caused by costs incurred in Q1 2017 related to annual fees for listing on the Canadian and American stock markets and year-end filing fees.

First Quarter Ended March 31, 2017 compared to the First Quarter ended March 31, 2016

The loss in the first quarter 2017 of $5.5 million is $3.7 million higher than the loss of $1.8 million incurred in the first quarter 2016.

Significant variances for expenses:

•
Legal and corporate transaction expenditures: $752,000 ($3,000 in 2016) – the amount in Q1 2017 is higher mainly due to a payment of $545,000 to obtain fairness opinions and higher legal costs both related to the Goldcorp agreement.

•
Mineral property exploration expenditures: $3.9 million ($1.2 million in 2016) – the increase in exploration costs for Q1 2017 was largely attributable to costs related the drilling program at Caspiche initiated in February 2017. Expenditures on drilling, engineering and geological, field camp, IVA tax, metallurgical, travel and wages were cumulatively higher by approximately $2.3 million. Additionally, also in Q1 2017 the Company made a payment of approximately $200,000 for water option ($Nil in 2016).

The following is a summary of continuing operations results from the Company’s consolidated financial statements:

Three month period ended March 31, (in thousands)	2017	2016
Interest income	$33	$56
Mineral property exploration costs	$3,865	$1,150
Share-based compensation [1]	$153	$295
Loss	$5,525	$1,775
Basic and diluted loss per common share	$0.06	$0.02

1)	share-based compensation costs have been allocated to administrative salaries and consulting, management fees, directors’ fees and mineral property exploration expenditures.

As at (in thousands)	March 31, 2017	December 31, 2016
Total assets	$15,291	$17,712
Total liabilities	$2,757	$548
Share capital	$247,346	$246,267
Deficit	$(281,045)	$(275,520)

The following selected financial information is a summary of the eight most recently completed quarters up to March 31, 2017.

Comparison to Prior Quarterly Periods

	2017	2016				2015
($000’s, except share data)	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	5,525	1,587	1,183	1,419	1,775	2,373	1,805	1,772
Basic and diluted loss per common share	$0.06	$0.02	$0.01	$0.02	$0.02	$0.03	$0.02	$0.02

The loss in the first quarter of 2017 is higher than the previous period mainly due to costs related to the drilling campaign at Caspiche initiated in February 2017, reinstatement of fees and salaries that were reduced in Q4 2015, and higher legal expenses related to the Goldcorp agreement. The loss in Q4 2016 is higher than the previous quarter mainly due to higher project expenditures related to preparations for a new drilling program that commenced in 2017. The loss in Q3 2016 is lower compared to the previous quarter mainly due to reduced travel activity and lower share based compensation recognized. The lower loss in Q2 2016 compared to the previous quarter is mainly the result of the payment of the annual advanced royalty of US$250,000 and stock exchange filing fees incurred in Q1 of approximately $101,000. The decrease in the loss in the first quarter of 2016 compared to the previous quarter was mainly due to higher project expenditures and the annual land easement payment incurred in Q4 2015. The loss in Q4 2015 is higher than the previous quarter mainly due to the annual payment for the land easement at Caspiche of approximately $643,000. The increase in the loss in the third quarter in 2015 compared to the previous quarter is mainly due to higher share based compensation recognized in Q3 which is partially offset by lower project expenditures incurred in the same period.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2017 totalled $14.8 million compared to $17.4 million at December 31, 2016, a decrease of about $2.6 million. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

Subject to the outcome of the Proposed Transaction, the Company intends to continue to fund the exploration and development of its properties, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.  The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Foreign currency balances which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Foreign currency balances which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at March 31, 2017 and December 31, 2016:

2017 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	103	-
Accounts payable and accrued liabilities	(117)	(40)
Net balance	(14)	(40)
Equivalent in Canadian Dollars	(19)	(41)
Rate to convert to $ CDN	1.3299	1.0160
2016 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	421	-
Accounts payable and accrued liabilities	(67)	(66)
Net balance	354	(66)
Equivalent in Canadian Dollars	475	(64)
Rate to convert to $ CDN	1.3427	0.9707

Based on the above net exposures as at March 31, 2017, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an decrease/increase of $1,900 and $4,100 respectively (2016 - $47,500 and $6,400 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at March 31, 2017 ranged between 0.90% and 1.10%.

Based on the amount of cash and cash equivalents held at March 31, 2017, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of approximately $74,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash at March 31, 2017 in the amount of approximately $14.8 million in order to meet short-term business requirements. At March 31, 2017, the Company had current liabilities of $2.8 million which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year	Total	2017	2018 – 2019	2020 – 2021	2022 - 2026
Advance royalty payments*	$7,647	$-	$665	$1,662	$5,320
Land easement payments**	557	80	159	159	159
Office and equipment leases	477	219	258	-	-
Property access agreements	553	101	106	106	240
Total	$9,234	$400	$1,188	$1,927	$5,719

* Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3299 CAD).
 ** Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period
(1 UF =53.13 CAD).

Related Party Transactions

During the period ended March 31, 2017 a total of $462,000 (2016 - $192,000) was paid or accrued for related party transactions as described below:

a)
$125,000 (2016 - $35,000) were paid or accrued to Rowen Company Limited, a corporation of which Bryce Roxburgh, Co-Chairman of the Company is a principal.  These services were incurred in the normal course of operations for exploration and consulting fees.  As at March 31, 2017, the Company had amounts owing of $85,000 (December 31, 2016 - $31,000) to this company.

b)
$88,000 (2016 - $67,000) were paid or accrued to Jerry Perkins & Associates Pty. Ltd., a corporation controlled by Jerry Perkins, the Vice-President, Development and Operations of the Company.  These services were incurred in the normal course of operations for exploration fees. As at March 31, 2017, the Company had amounts owing of $22,000 (December 31, 2016 - $43,000) to this company.

c)
$93,000 (2016 - $31,000) were paid to Canaust Resources, a corporation controlled by Yale Simpson, Co-Chairman of the Company.  These services were incurred in the normal course of operations for management fees.  As at March 31, 2017, the Company had amounts owing of $58,000 (December 31, 2016 - $5,000) to this company.

d)
Management fees of $156,000 (2016 - $44,000) were paid or accrued to 667060 B.C. Ltd, a corporation controlled by Cecil Bond, the Chief Financial Officer of the Company.  These services were incurred in the normal course of operations for management fees.  As at March 31, 2017, the Company had amounts owing of $106,000 (December 31, 2016 - $Nil) to this company.

All the services and transactions described above were made on terms equivalent to those that prevail with arm’s length transactions.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

e)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended March 31, 2017 was $5,000 (2016 - $15,000).  As at March 31, 2017, the Company had amounts receivable of $8,000 (December 31, 2016- $12,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

Proposed Transaction

On March 28, 2017, the Company announced that it had entered into a definitive agreement (the "Agreement") with Goldcorp, whereby Goldcorp will acquire all of the outstanding shares of Exeter under a plan of arrangement for consideration of 0.12 of a Goldcorp share for each Exeter share, representing a value equivalent to $2.58 per Exeter share, based on the closing price of Goldcorp shares on the TSX on March 27, 2017, and a total consideration of $247 million.

On April 20, 2017, Exeter and Goldcorp announced that Goldcorp has formally commenced an offer (the “Offer”) to the shareholders of Exeter to acquire all of the issued and outstanding common shares of Exeter (the “Exeter Shares”) in exchange for common shares of Goldcorp (“Goldcorp Shares”). Holders of Exeter Shares that accept the Offer will receive 0.12 of a Goldcorp Share in exchange for each Exeter Share acquired by Goldcorp under the Offer.

The Offer will be open for acceptance until 5:00 P.M. (Toronto time) on May 26, 2017 unless the Offer is abridged, extended or withdrawn by Goldcorp.

Goldcorp mailed the Offer and take-over bid circular dated April 20, 2017, and the accompanying letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”) to Exeter’s shareholders (the “Exeter Shareholders”) and other persons who are entitled to receive these documents under applicable law. The board of directors of Exeter (the “Exeter Board”) also mailed to Exeter Shareholders a directors’ circular, also dated April 20, 2017.

The Exeter Board, on the unanimous recommendation of its Special Committee, has unanimously approved Goldcorp’s acquisition of Exeter pursuant to the Offer and has unanimously recommended that Exeter Shareholders tender their shares to the Offer. All of the directors and officers of Exeter, representing approximately 11% of Exeter’s outstanding shares have agreed to tender to the Offer. The recommendation of the Exeter Board and Special Committee is supported by fairness opinions provided by each of Scotiabank and Paradigm Capital Inc.

In connection with the Offer, Goldcorp and Exeter have entered into an amended and restated support agreement (the “Support Agreement”) made as of April 19, 2017, whereby, the parties amended and restated the arrangement agreement dated March 28, 2017 in its entirety to provide for the acquisition by Goldcorp of all of the issued and outstanding Exeter Shares pursuant to the Offer and which Exeter agreed to support the Offer. Successful completion of the Offer is subject to a number of conditions, including:

1.
Exeter Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Exeter Shares that would represent at least 66⅔% of the total number of outstanding Exeter Shares on a fully diluted basis. This condition can be waived by the Goldcorp.

2.
Exeter Shareholders must validly tender and not withdraw before the expiration of the Offer a number of Exeter Shares that would represent more than 50% of the total number of outstanding Exeter Shares. This condition cannot be waived by Goldcorp.

3.	The Support Agreement shall not have been terminated in accordance with its terms.

4.	There not having occurred, prior to the Expiry Date, a Material Adverse Effect with respect to Exeter.

The full details of the Offer are set out in the take-over bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Goldcorp has filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com under Exeter’s profile. Concurrently, Goldcorp has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), a tender offer statement on Schedule TO (the “Schedule TO”). Exeter has filed with the SEC a Schedule 14D-9 related to the Offer and Exeter’s directors’ circular dated April 20, 2017. Materials filed with the SEC are available electronically without charge at the SEC's website at www.sec.gov. Goldcorp mailed the Offer Documents and Exeter mailed its directors’ circular to Exeter’s shareholders, registered holders of convertible securities and other persons who are entitled to receive, those documents under applicable laws.

Outlook

Subject to the outcome of the Proposed Transaction, the Company will continue to optimize Caspiche development options and importantly investigate infrastructure alternatives that could enhance project economics. The intention is to continue the process of de-risking the project such that it stands out, as one of the few projects with the potential to be advanced rapidly.

The 2014 PEA reflects the staged development potential at Caspiche with initial development of an open pit mine focussed on the near-surface, oxide zone followed by further open pit or underground development. The preliminary economics and modest capital requirements, demonstrate that advancing the standalone surface oxide gold zone through to a production decision, is a logical potential development option for Caspiche.

Upon completion of the current drilling program, the Company expects to initiate advanced studies on the project using updated capital and operating costs estimates. Alternative infrastructure requirements associated with the desalinated water option will also be assessed.

Detailed scientific and environmental programs using experienced consultants, remains a short term objective. The next program will be to accurately model the zone for potential mine development, its interactions with adjacent areas, consult on possible uses with other stakeholders and communities as a basis for future development plans.

A secondary focus for Exeter is to actively review corporate opportunities with the possibility of acquiring assets that will provide additional value for shareholders. In particular, the Company is focusing on securing assets/projects in the America’s. The Company remains committed to prudently managing its capital, while seeking to maximize shareholder value.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the Interim Financial Statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.  There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2017.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared.  An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2016 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer.  Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks

Risk factors are more fully described in the Company’s current Annual Information Form dated March 24, 2017, and subsequent filings with the Canadian Securities Administrators and the SEC.  You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE-MKT Corporate Governance
The Company’s common shares are listed on the NYSE-MKT.  Section 110 of the NYSE-MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE-MKT listing criteria, and to grant exemptions from NYSE-MKT listing criteria based on these considerations.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-MKT standards is set forth on the Company’s website at www.exeterresource.com.
In addition, the Company may from time-to-time seek relief from NYSE-MKT corporate governance requirements on specific transactions under Section 110 of the NYSE-MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information
Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.